United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

For the third consecutive year, Aracruz Celulose is included in the Bovespa Corporate Sustainability Index

(São Paulo, November 28, 2007) - - Aracruz Celulose (NYSE: ARA), the world’s largest producer of eucalyptus pulp and one of Brazil’s leading exporters, for the third time in a row, has been selected for inclusion in the prestigious Corporate Sustainability Index (ISE). The new list, valid for the period December 1, 2007 to November 30, 2008, was announced yesterday, November 27th, by the Bovespa (São Paulo stock exchange), and comprises 32 companies that show a high level of commitment to sustainability and social responsibility.

"Our inclusion in the ISE, ever since it was created, three years ago, is a demonstration of Aracruz's consistent dedication to generating value on a sustainable basis, for the shareholders and other interested parties", Isac Zagury, Aracruz´s financial director observed.

The ISE, launched in December 2005, was based on the "triple bottom line" concept, which makes an integrated assessment of environmental, social and economic-financial factors in evaluating a company's performance. This year, three new factors were added: corporate governance, general characteristics and the nature of the product.

The new ISE portfolio brings together companies with a total market value of R$927 billion, representing almost 40% of the Bovespa's total capitalization, which is presently around R$2.3 trillion. The chosen group was selected from among 62 companies that answered a questionnaire prepared by the Getúlio Vargas Foundation and sent out to the 137 companies that have issued the 150 shares with the greatest liquidity in trading at the exchange.

In September, Aracruz was also chosen for the third consecutive year to be included in the select list of companies that comprise the Dow Jones Sustainability Index (DJSI World) 2007, compiled by the New York stock exchange, which highlights the best corporate sustainability practices around the world.

For more information, please contact our Investor Relations Department:

Tel: (55-11) 3301 4131
Fax: (55-11) 3301 4274
E-mail: invest@aracruz.com.br

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 04, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer